

Devin Martin · 3rd

Owner of Security Pro

Shreveport, Louisiana Area · 500+ connections · **Contact info**

Christian Church at |

 **Butler County Comm**
College

Experience

Customer Service

Christian Church at Minden

Jan 2015 – Present · 5 yrs 8 mos

I am a part of a vibrant, exciting church in Minden, Louisiana.

Owner

Security Pro

Jan 2007 – Present · 13 yrs 8 mos

We install & monitor security & camera systems in residential & commercial applications. We specialize in prompt, personal service. Call us & find out why we are A+ rated by the Better Business Bureau!

Education

 **Butler County Community College**

Metrology, Science of Measurement & Calibration

1992 – 1995

Skills & Endorsements

Team Building · 27

 Endorsed by **Ron Veitch, who is highly skilled at this**

Public Speaking · 23

 Endorsed by **John Withington, who is highly skilled at this**

Customer Service · 19

 Endorsed by **Laura Wood, who is highly skilled at this**

Show more ⌄

Recommendations

Received (0)   **Given (2)**


Abelino Menchaca
Operations Manager at STS360

April 20, 2019, Devin was a client of Abelino's

AB is an amazing person. He was super helpful to us. He ad performed our 1st install. His attention to detail is 2nd to no


Tim Shiner
President at PAR Products

June 16, 2017, Devin worked with Tim in different groups

Tim is a honest hardworking business owner. He has always served us on time. We enjoy our relationship with him!

Interests


Organization of Appraiser Profes...
6,134 members


On Startups - The Community F
625,178 members


LAlinked Shreveport Bossier City
932 members


Robert Herjavec
Founder of Herjavec Group | Shark o
2,208,814 followers



Alarm.com
16,298 followers



Butler Community College
15,435 followers

See all